UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2017

Juniata Valley Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	0-13232	232235254
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Bridge and Main Streets, Mifflintown, Pennsylvania	17059
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (717) 436 - 8211

Not Applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On December 29, 2017, Juniata Valley Financial Corp. (“Juniata”) issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Liverpool Community Bank, a Pennsylvania state-chartered bank (“Liverpool”). Juniata currently owns 39.2% of Liverpool common stock. Pursuant to the terms and conditions set forth in the Merger Agreement, Liverpool will merge with and into The Juniata Valley Bank, with The Juniata Valley Bank surviving (the “Merger”). The parties anticipate that the Merger will close in the first half of 2018.

At the effective time of the Merger, each share of Liverpool’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either: (i) 202.6286 shares of common stock of Juniata (the “Stock Consideration”) or (ii) $4,050.00 (the “Cash Consideration”), subject to proration to maintain total Cash Consideration at a minimum of 15% and a maximum of 20% of the total merger consideration. Holders of Liverpool Common Stock prior to the consummation of the Merger will own a percentage of Juniata’s common stock outstanding immediately following the consummation of the Merger that will range from 6.4% (if minimum Cash Consideration of 15% were paid) to 6.0% (if the maximum Cash Consideration of 20% were paid).

Consummation of the Merger is subject to customary closing conditions including, but not limited to, the absence of a material adverse change relating to Liverpool or Juniata, approval of the Merger by Liverpool’s shareholders and receipt of all required regulatory approvals.

Liverpool may terminate the Merger Agreement under certain circumstances, including the good faith determination by its board of directors that it has received an unsolicited bona fide “superior proposal,” which remains a superior proposal after any proposed modification of the Merger Agreement, if any, by Juniata. In addition, Juniata may terminate the Agreement if Liverpool receives a superior proposal for a transaction and Liverpool does one of the following: enters into an agreement for the superior transaction; terminates the Merger Agreement; withdraws its recommendation or fails to recommend the Merger Agreement; or delivers a final notice that it plans to accept the superior proposal. In connection with any such termination, Liverpool must pay a termination fee of $439,425 to Juniata.

In addition, Liverpool may terminate the Merger Agreement if the price of Juniata common stock both (1) declines below $16.00 per share and (2) declines by more than 20% when compared to the broader market, unless Juniata adjusts the merger consideration to make up the difference, in which case Liverpool will still be required to complete the Merger.

In connection with the Merger Agreement, Juniata and the directors of Liverpool have entered into Voting Agreements pursuant to which they have agreed to vote all of the shares beneficially owned by them, and over which they have voting power (an aggregate of 2,321shares, representing approximately 74.87% of the total outstanding shares of Liverpool as of the date hereof), in favor of the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. The form of the Liverpool directors’ Voting Agreement and the form of Juniata’s Voting Agreement referred to in the prior paragraph were filed with the Merger Agreement as Exhibits A and B thereto, respectively.

The Merger Agreement is not intended to provide any factual information about Juniata, Liverpool, or their respective subsidiaries and affiliates to investors. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties as stated in the Merger Agreement, including being qualified by confidential disclosure schedules made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are, in some cases, subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under applicable securities law standards of materiality. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Juniata or Liverpool.

The foregoing disclosure may include forward-looking statements, including statements about future results. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Such risks could include, but are not limited to: the ability to achieve anticipated merger-related operational efficiencies; the ability to enhance revenue through increased market penetration, expanded lending capacity and product offerings; our ability to integrate acquisitions; the strength of the U.S. economy and the local economies where we conduct operations; fluctuations in inflation, interest rates, or monetary policies; changes in the stock market and other capital and real estate markets; legislative or regulatory changes; customer acceptance of third-party products and services; increased competition and its effect on pricing; technological changes; security breaches and computer viruses that may affect our computer systems; changes in consumer spending and savings habits; our growth and profitability; changes in accounting; and additional factors detailed from time to time in our SEC filings, including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this presentation speak only as of the date of these materials, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ.

Item 9.01.	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated December 29, 2017

99.1	Press Release, dated December 29, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUNIATA VALLEY FINANCIAL CORP.

By:		/s/ Marcie A. Barber
	Name:	Marcie A. Barber
	Title:	President and Chief Executive Officer

Dated:  January 5, 2018